Royalty Pharma plc

110 East 59th Street

New York, New York 10022

July 1, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Royalty Pharma plc

  Registration Statement on Form S-4

  File No. 333-257188

  Acceleration Request

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Royalty Pharma plc (the “Company”), along with co-registrant, Royalty Pharma Holdings Ltd., hereby respectfully request that the effective date of the above referenced Registration Statement on Form S-4, filed by the Company on June 17, 2021 and amended on July 1, 2021, be accelerated to 9:00 a.m. (EDT) on July 7, 2021, or as soon thereafter as practicable.

Please call Richard D. Truesdell, Jr. of Davis Polk & Wardwell LLP at (212) 450-4674 with any questions.

Very truly yours,

ROYALTY PHARMA PLC

By:	/s/ Pablo Legorreta
Name:	Pablo Legorreta
Title:	Chief Executive Officer

cc:	Richard D. Truesdell, Jr.

Davis Polk & Wardwell LLP